AF Acquisition Corp.

139 North Country Road

Floor 2, Suite 35

Palm Beach, FL 33480

VIA EDGAR

March 16, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, NE

Washington, D.C. 20549

Attention: Anuja A. Majmudar

Re:	AF Acquisition Corp.

Registration Statement on Form S-1

Submitted February 25, 2021

CIK No. 0001841661

Dear Ms. Majmudar:

AF Acquisition Corp. (the “Company,” “we,” “our” or “us”) hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), on March 15, 2021, regarding the Registration Statement on Form S-1 submitted on February 25, 2021.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response. Disclosure changes made in response to the Staff’s comments have been made in Amendment No. 2 to the Registration Statement on Form S-1 (the “Registration Statement”), which is being filed with the Commission contemporaneously with the submission of this letter.

Registration Statement on Form S-1 submitted February 25, 2021

Risk Factors

Risks Relating to Our Securities

We may issue our shares to investors in connection with our initial business combination at a price which is less..., page 69

1.	We note your disclosure that your amended and restated certificate of incorporation will provide that the approval by your board of directors of certain issuances of common stock shall not be deemed to constitute a violation of your directors’ fiduciary duties to the company. However, it does not appear that your form of amended and restated certificate of incorporation filed as Exhibit 3.2 includes such a provision. Please advise. If you amend the form of amended and restated certificate of incorporation to include such provision, please revise to address any uncertainty regarding enforceability under Delaware law, as applicable.

The Company respectfully advises the Staff that it will not be amending and restating its certificate of incorporation to include the above referenced provision. In response to the Staff’s comment, the Company has revised the disclosure on page 69 of the Registration Statement to remove the following disclosure from the above-referenced risk factor, as indicated below:

U.S. Securities and Exchange Commission

Division of Corporation Finance

March 16, 2021

We may issue our shares to investors in connection with our initial business combination at a price which is less than the prevailing market price of our shares at that time.

In connection with our initial business combination, we may issue shares to investors in private placement transactions (so-called PIPE transactions) at a price of $10.00 per share or which approximates the per-share amounts in our trust account at such time, which is generally approximately $10.00. The purpose of such issuances will be to enable us to provide sufficient liquidity to the post-business combination entity. The price of the shares we issue may therefore be less, and potentially significantly less, than the market price for our shares at such time. ~~Our amended and restated certificate of incorporation will provide that the approval by our Board of Directors of such an issuance shall not be deemed to constitute a violation of our directors’ fiduciary duties to the Company.~~

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We thank the Staff for its review of the foregoing and the Registration Statement. If you have further comments, please feel free to contact our counsel, Jessica Yuan, at jyuan@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Andrew Scharf
Name:	Andrew Scharf
Title:	Chairman and President

cc:	Ellenoff Grossman & Schole LLP